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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

NORTH COAST ENERGY, INC.
(Name of Subject Company (Issuer))

EXCO HOLDINGS INC.
EXCO RESOURCES, INC.
NCE ACQUISITION, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

DOUGLAS H. MILLER
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
EXCO RESOURCES, INC.
12377 MERIT DRIVE, SUITE 1700
DALLAS, TEXAS 75251
TELEPHONE: (214) 368-2084
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

COPY TO:

WILLIAM L. BOEING
HAYNES AND BOONE, LLP
2505 NORTH PLANO ROAD, SUITE 4000
RICHARDSON, TEXAS 75082
(972) 680-7550

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**

$170,117,503	$13,762.51***

*
Estimated for purposes of calculating the amount of the filing fee only.

Calculated by adding (i) 15,251,806, the number of shares of common stock outstanding as of December 1, 2003, multiplied by the $10.75 per share tender offer price, (ii) an estimated 432,678 shares of common stock subject to options, multiplied by $10.75, and (iii) 140,400 shares of common stock subject to warrants, multiplied by $10.75, for an aggregate transaction value of $170,117,503.

**
The required filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $13,762.51.

***
The filing fee was recalculated and paid in full pursuant to Amendment No. 2 to the Schedule TO filed on January 6, 2004. See below.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule.

Amount previously paid: $13,762.51

Form or Registration No.: Schedule TO-T and Schedule TO-T/A

Filing party: EXCO Holdings Inc., EXCO Resources, Inc., and NCE Acquisition, Inc.

Date Filed: December 5, 2003 and January 6, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the "Schedule TO"), originally filed with the Securities and Exchange Commission on December 5, 2003, by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation ("EXCO"), which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"), at a purchase price of $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2003 (the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated January 6, 2004, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(10), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase or the Schedule TO.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 7 of the Schedule TO is hereby amended and supplemented to include the following information:

Section 9. Financing of the Offer and the Merger.

        Section 9 of the Offer to Purchase on page 13 is hereby amended and restated in its entirety with the following information:

        The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses (including financing costs) is estimated to be approximately $179.9 million. EXCO will finance the Offer, the Merger and the expenses incurred in connection with the Offer and the Merger with the proceeds received from the issuance of $350.0 million aggregate principal amount of 7 1/4% Senior Notes Due 2011 (the "Senior Notes") in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. EXCO completed the issuance of the Senior Notes under an Indenture (the "Indenture") among itself, certain of its subsidiaries and Wilmington Trust Company, as trustee, on January 20, 2004. The gross proceeds of the issuance are currently being held in escrow at Wilmington Trust Company pending completion of the Offer. Wilmington Trust Company will release the gross proceeds of the issuance to EXCO upon presentation of the following:

  •
  a secretary's certificate from North Coast;

  •
  an officer's certificate from EXCO; and

  •
  legal opinions from appropriate counsel.

EXCO intends to repay borrowings under the Senior Notes through cash flow from operations, sales of assets or through a refinancing of such indebtedness prior to or at maturity.

        Senior Notes.    Interest on the Senior Notes will accrue at the rate of 7 1/4% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on July 15, 2004. The payment of the principal, premium and interest on the Senior Notes will be guaranteed on a senior basis by all of EXCO's current and some of EXCO's future domestic subsidiaries, except that the guarantee of Taurus Acquisition, Inc. will be subordinated to its guaranty under EXCO's credit facility. The Senior Notes will mature on January 15, 2011.

        The Senior Notes will be the senior obligations of EXCO secured by a second-priority security interest in 65% of the capital stock of Addison Energy Inc. and 100% of the capital stock of Taurus Acquisition, Inc. behind the first-priority security interest securing certain obligations relating to EXCO's indebtedness under its credit facilities. The Senior Notes will rank equal in right of payment with EXCO's existing and future senior indebtedness and senior in right of payment to any of EXCO's existing and future subordinated indebtedness.

        The Senior Notes do not provide for any mandatory redemption or sinking fund. EXCO has the right at its election to redeem the Senior Notes under the terms described in the Indenture. In addition, EXCO is required to offer to repurchase the Senior Notes upon the occurrence of certain events, including a change of control or sale of assets. The Indenture contains various restrictive covenants customary for indebtedness of this type.

        The Senior Notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws. Unless so registered, the Senior Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. The information regarding the Senior Notes in this Offer to Purchase is being provided solely in compliance with the disclosure requirements of Item 7 of Schedule TO and shall not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes, nor shall there be any sale of the Senior Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        A copy of the Indenture is attached hereto as exhibit (b)(2) and incorporated herein by reference.

ITEM 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended by replacing exhibit (b)(2) with the following:

EXHIBIT NO.	DESCRIPTION

(b)(2)	Indenture, dated January 20, 2004, among EXCO, the Subsidiary Guarantors and Wilmington Trust Company, as trustee.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004	EXCO HOLDINGS INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 21, 2004	EXCO RESOURCES, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: January 21, 2004	NCE ACQUISITION, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase dated December 5, 2003.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The New York Times on December 5, 2003.*
(a)(8)	Press Release issued by North Coast on November 26, 2003.**
(a)(9)	Press Release issued by North Coast on December 10, 2003.***
(a)(10)	Supplement to the Offer to Purchase dated January 6, 2004.*****
(a)(11)	Audited Consolidated Financial Statements of EXCO as of and for the years ended December 31, 2001 and December 31, 2002.*****
(a)(12)
Unaudited Consolidated Financial Statements of EXCO as of and for the nine month period ended September 30, 2002 and as of September 30, 2003 and for the 209 day period ended July 28, 2003 and for the 64 day period ended September 30, 2003.*****
(a)(13)	Letter to Certain Stockholders from North Coast's Stockholder Services Department, dated January 6, 2004.****
(b)(1)	Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA.*
(b)(2)	Indenture, dated January 20, 2004, among EXCO, the Subsidiary Guarantors and Wilmington Trust Company, as trustee.
(b)(3)	Form of Senior Note.******
(d)(1)	Agreement and Plan of Merger dated as of November 26, 2003 among EXCO, Purchaser, North Coast and Nuon Energy & Water as amended and restated on December 4, 2003.*
(d)(2)	Form of Option Surrender Agreement.*
(d)(3)	Form of Warrant Relinquishment and Release Agreement.*
(d)(4)	Form of Stock Tender Agreement among EXCO, Purchaser and Nuon Energy & Water.*
(d)(5)	Form of Unconditional Guaranty Agreement by and between EXCO and n.v. NUON.*
(d)(6)	Form of Escrow Agreement among Nuon Energy & Water, EXCO and Citibank, N.A.*
(d)(7)	Form of Irrevocable Instruction of Seller to Paying Agent.*
(d)(8)	Letter Agreement relating to confidentiality, dated June 13, 2003, from Robert W. Baird & Co. Incorporated, as agent for North Coast, to EXCO, confirmed and agreed to by EXCO on June 20, 2003.*
(g)	None.
(h)	None.

*
Incorporated herein by reference to the Schedule TO filed by Purchaser and EXCO on December 5, 2003.
**
Incorporated herein by reference to Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 26, 2003, as amended by Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 28, 2003.
***
Incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by Purchaser and EXCO on December 10, 2003.
****
Incorporated herein by reference to Exhibit (a)(13) to Amendment No. 2 to the Schedule 14D-9 filed by North Coast on January 6, 2004.
*****
Incorporated herein by reference to Amendment No. 2 to the Schedule TO filed by Purchaser and EXCO on January 6, 2004.
******
Incorporated herein by reference to Amendment No. 3 to the Schedule TO filed by Purchaser and EXCO on January 15, 2004.

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  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX